Filed by The PNC Financial Services Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Riggs National Corporation

Commission File No. 000-09756

The following is the transcript from an investor presentation that took place on October 20, 2004 in connection with the announcement of the earnings and business for the quarter ended September 30, 2004 by The PNC Financial Services Group, Inc., a Pennsylvania corporation (“PNC”). The press release and supplementary information referred to in the following transcript were previously filed on October 20, 2004 by PNC on a Current Report on Form 8-K, and the transcript should be read in conjunction with those materials.

Bill Callihan:	Thank you, operator, and good morning. Welcome to today’s conference call for The PNC Financial Services Group.

Participating in this call will be PNC’s Chairman and Chief Executive Officer, Jim Rohr, and Bill Demchak, the company’s Vice Chairman and Chief Financial Officer.

As a reminder, the following comments contain forward-looking information. Actual results or future events could differ, possibly materially, due to a variety of factors, including those described in this call, in today’s earnings release and supplementary financial information, and in our 2003 Form 10-K and other SEC reports. These statements speak only as of October 20, 2004, and PNC undertakes no obligation to update them.

The following comments also include a discussion of non-GAAP financial measures which, to the extent not qualified in the comments, is qualified by the GAAP reconciliation information included in our earnings release, financial supplement, 2003 Form 10-K, and other documents available on our Web site at www.pnc.com in the “Investors” section.

And now I’d like to turn the call over to Jim Rohr.

Jim Rohr:	Thank you, Bill. Good morning. Thank you for joining us today.

Before Bill Demchak takes you through the specifics, I want to highlight the results we reported today – specifically, how we maintained our performance in a good economy but with challenging stock markets and turbulent interest rates – and then give you an idea of what it looks like for the rest of the year and 2005.

Three weeks ago, we released the results of our latest PNC Economic Outlook – a survey of 1,200 small business owners in our primary banking region and across the nation. Our regional results mirrored the current national economic trends – business owners are increasingly optimistic about the economy and their business prospects, but they’re concerned about rising health care and energy costs.

Given that backdrop, the environment seems relatively friendly for banking, and many of the factors that impact our results are positive. Loan demand is up. Corporate spending is beginning to rise. And consumer confidence continues at a balanced level.

Our balance sheet businesses are strong. But the capital markets also affect most of our lines of business, and, as you know, the capital markets have been choppy. The equity markets have been stuck in a narrow trading range, with very light volumes, and the fixed-income markets have been sluggish. It seems like everyone is waiting for something. On the equity side, the markets are waiting for perhaps the election, stability in the price of oil, clarity in Iraq. On the bond side, they’re looking for clarity in the direction of market rates, not just the Fed Funds rate.

And as our third quarter results show, we’re well positioned for these conditions. We’re particularly well positioned for the continuation of good economic conditions, stronger equity markets and rising interest rates.

Moving on to the components, our net interest income for the quarter was strong. There are two important factors at work here in our net interest income improvement, and we’ve been telling you about this for some time.

First, our total loans were up $1.6 billion just since the end of the second quarter, which represents a year-over-year growth rate of 18%, excluding the conduit, and 15%, including it.

And second, because interest rates are rising, we’re earning higher yields on our relatively short securities book. We expect both of these trends to continue as demand for financing continues and interest rates increase along with some economic growth.

There’s also a strong business for our businesses. Bill will take you through that in more detail, but I’d like to make a few comments about specific business units.

Adjusted for the charge for long-term incentive comp plan that we talked about weeks ago in our announcement, BlackRock’s earnings showed remarkable resiliency. Of course the charge was expensive, but I’ll say this: I’m happy to pay it in exchange for the $1.3 billion increase in market value that BlackRock has earned since the LTIP took effect.

PFPC also had a strong quarter. The earnings were flat, but given the pricing pressure on the businesses, the weak equity markets, the ongoing mutual fund industry issues, and the impact of discounted client contract, flat earnings frankly are relatively spectacular. And we’re looking for continued improvement here in the fourth quarter.

Now the slow equity markets did impact other businesses, too. The biggest impact, of course, is in our wealth management business. It’s important for you to understand that PNC Advisors is essentially two distinct businesses – the regional brokerage of Hilliard Lyons, and the wealth management business. And Hilliard Lyons, as you know, is highly dependent on market activity for their revenues. When your clients in these businesses aren’t trading, and the markets are flat, our revenues obviously suffer. Noninterest income declined $5 million for the third quarter compared to the second, and it was primarily due to lower retail trading volume.

While Hilliard did suffer from the market conditions, it is outperforming its regional broker peer group.

In the wealth management business, we’re making strides with improved retention and sales trends. And we expect that to show up in earnings down the road as the market improves.

Whereas the capital markets presented some challenges, we overcame those challenges thanks to the positioning of our balance sheet and, more importantly, because of the strength across our businesses of our customer franchise.

Let me give you some highlights of the customer franchise.

In the consumer bank, we’ve changed the branch manager role to give those leaders more time to spend with small business customers. And that’s paying off. We’ve increased the efficiency of our borrowing experience, with 24-hour approval time. And we’ve provided our customers with easy to use and comprehensive web-based banking.

In Wholesale Banking, we’ve enhanced the sales force. We’ve improved the product set to help our people better serve their clients, particularly in businesses like commercial real estate and business credit.

In Treasury Management, which is now nearly a $400 million annual revenue business for us, we’ve developed some of the most innovative technology in the industry.

In Advisors, we began moving to open architecture about a year ago. We’ve completed the training. And as a result we’ve had success in building broader relationships with our customers.

And at PFPC, they’re maintaining their margins by improving efficiency in core products, by expanding the reach, and by gathering assets. Total fund assets serviced are up 13% compared with last year. Within that, the international business, which is a relatively small component of PFPC for now, is growing very rapidly. In fact, overseas assets serviced are at $58 billion, which is up 41% this year.

What is the payoff of these issues? They’re all paying off. We’re doing an excellent job at winning new checking accounts and retaining our existing customers. Deposits at the community bank grew by over $300 million during the quarter. And our percentage of consumer banking customers using online banking systems increased again to 44%. We think this is one of the best rates in the industry.

And by the way, there are real advantages to our web-based banking, which has higher average deposits per customer and better retention rates, were recently ranked number one in response time by Gomez Performance Indices.

Now also, both average consumer and commercial loans were up over half a billion dollars for the quarter.

We did not – let me repeat, we did not – go out on the risk curve to increase loans and bring in more customers. Asset quality is as strong as I can ever remember it, and our balance sheet is in excellent shape.

Now while we’re committed to growing the customer franchise, we’ve also been very disciplined about expenses. We expect full-year 2004 expenses, excluding the LTIP charges in the third and fourth quarters, to be up slightly over 2003.

But while pockets of our business faced some headwinds from the capital market during the third quarter, we maintained our performance on the strengths we’ve been telling you about for a long time. We have a very strong customer focus that enables us to be an excellent generator not only of deposits and loans but also of fees. And we’ve managed the balance sheet to give us both protection against market volatility and the flexibility to take advantage of opportunities.

Now Bill will take you through some further details of the businesses. Bill?

Bill Demchak:	Thanks, Jim. There’s a lot of strength beneath the numbers we reported today. While the capital markets slowed us down somewhat, we’re still making solid progress. I don’t want to spend a lot of time rehashing the numbers, so I’ll get right to the factors that affected our performance, including the special items we reported.

First, I know you were expecting the charge for the BlackRock long-term retention and incentive plan. But it happened earlier than you expected, so let me quickly walk you through that.

The spring 2007 funding obligation is triggered if BlackRock’s average closing stock price is above $62 for any three-month period starting from the beginning of 2005 through the first quarter of 2007. In mid-August, the stock was trading near the threshold, but since then it’s appreciated considerably. FAS 5 dictates that we recognize expenses like this if they are deemed both estimable and probable. BlackRock concluded that the LTIP satisfied that test.

I should also remind you that we said we planned to take a $6 million after-tax charge per quarter relating to the LTIP beginning in the fourth quarter of this year and running through the end of 2006.

There’s one smaller item in these results, too. We reversed income tax reserves of $14 million that were no longer required based on the conclusion of a national initiative by the Internal Revenue Service. As a result, our effective tax rate is abnormally low, and we would expect it to return to more normal levels next quarter.

While I’m on the subject of special items, I’d like to note that we plan to stop including the normalization table in our earnings reports beginning next quarter. Now that we’ve completed our balance sheet repositioning, we don’t anticipate a lot of unusual items related to asset dispositions, and the other line items on the table are reported elsewhere in our financial supplements, so we no longer think that the table is useful disclosure.

Now on to the business results.

First, I’d like to point out that our earnings for the first nine months of the year are 22% ahead of where we were at the same point last year. 2003’s results included the DOJ charge, but even when you back that out, our earnings are up 9% year-to-date and noninterest income is up 11%.

Within that growth, every business segment has increased earnings this year, excluding the LTIP charge for BlackRock. Wholesale banking is up 22%, Advisors is up 19%, PFPC is up 9%. That’s real progress.

For the third quarter, net interest income was up $13 million compared with the linked quarter, which is a better result than we expected, especially given that we no longer had the revenues from the vehicle leasing business, which we sold during the second quarter.

Net interest income increased due to three factors. First, loan growth, which was primarily in key commercial segments as well as home equity loans and credit lines. Second, core deposit growth. And third, higher yields on our investment portfolio.

You’ll notice that our spot securities balance has increased $1.9 billion at September 30. That was done as an offset to the termination of $4.5 billion of received fixed swaps. The important thing to note here is that our core interest rate position did not change materially during the quarter, and we have not given up any of our balance sheet flexibility going forward.

So given the higher asset balances, stable-to-increasing asset yields, and our remaining balance sheet flexibility, we anticipate the positive trend in NII [net interest income] will continue over the next several quarters.

On the noninterest side, revenues were down 8% versus last quarter, primarily due to four factors. One, lower equity management gains following an exceptional second quarter. Two, lower gains on institutional loans held for sale, because we’ve essentially finished the process of selling those assets. Three, lower CMBS gains. And finally, as Jim pointed out, lower capital market-related fee revenues across businesses due to very weak trading volumes and lower valuations.

That said, we made some important strides in the customer franchise. And let me add some color to Jim’s remarks on our businesses.

The Regional Community Bank earnings increased 7% over second quarter. Deposits were up slightly, as certificates of deposit and DDA accounts continued to grow, and loans increased 3% over the prior quarter as a result of the growth in home equity and small business loans. And we saw further increases in customer checking relationships, the crucial factor that drives future deposit and loan growth.

The only real weakness in the consumer bank’s results was brokerage revenue, as Jim noted. That business is, of course, highly dependent on customer trading activity, and trading volumes were extremely soft during the quarter.

Wholesale Banking earnings were down compared to the second quarter, due to a reduction in held for sale gains, lower CMBS gains and reduced capital markets revenues. The good news in Wholesale is that loans were up almost $500 million for the quarter, a 2% increase that was driven by strong performance from business credit and real estate finance. We’re seeing loan balances rise due to new client activity, which is a very good sign. It means that the growth in loans is organic, not purchased in the syndicated loan market.

On a year-to-date basis, Wholesale loans were up $1.2 billion, a 7% increase, and only about $300 million of that growth was from the United acquisition. We’re pleased with this growth, and we expect these trends to continue. Of course, we also expect loan pricing to remain very competitive, with spreads remaining narrow.

On the other side of the balance sheet, you’ll notice Wholesale Banking deposits increased $900 million. That’s due to a combination of increased customer liquidity positions as well as some large loan payoffs at Midland. And while this is obviously positive, I should remind you that wholesale deposits are more volatile than consumer deposits.

I should note that we classified $1.7 billion in assets related to the Market Street Funding Corporation conduit as loans. These assets were previously reported as purchased customer receivables, and we’ve restated all affected periods and ratios. And I should also note that our loan growth would have been stronger without this change. Loan balances in the Wholesale segment would have increased $1.6 billion year-to-date.

PNC Advisors – we can’t control the impact of the capital markets on our results, but we can control the underlying fundamentals, and there’s a lot of positives there. Our increased face-to-face contact with clients has begun to pay off in our client retention. Referrals from other businesses, especially consumer bank, are up. And loans are increasing as we assert one of our advantages over non-bank competitors in this business.

And while BlackRock’s revenue was down slightly due to lower performance fees, expenses were also down, resulting in earnings of $47 million excluding the LTIP charge.

The trend in assets under management is strong. Assets under management rose to $324 billion for the third quarter, which indicates that BlackRock is outperforming in an environment of volatile interest rates and sluggish equity markets.

BlackRock’s pending State Street acquisition, which was announced in August, is a significant win also. We expect it to add about $52 billion in assets under management. We expect it to be accretive to earnings in 2005.

On the expense front, we’ve done a very good job of keeping expenses and revenues aligned without a lag effect. As revenues flattened due to market conditions, we lowered expenses this quarter. The total noninterest expense is down by 2% compared with the second quarter, excluding the LTIP charge.

You’ll also recall that the second quarter included a loss of $8 million on the sale of the vehicle leasing business.

Asset quality is another very good story for us, and we saw further improvements this quarter. The provision increased to $13 million due to the growth in the loan book and the reserves necessary to support that growth. Net charge-offs were also approximately $13 million for the quarter, or just 12 basis points of average loans.

But all of our key asset quality statistics improved to very strong levels. In fact, our asset quality in many cases is better than at banks whose credit ratings are a notch higher than ours.

So overall, the trends are positive for the businesses and for the balance sheet. I know it’s difficult to see those trends in our past earnings, but you need to realize that the moving parts within our earnings indicate some very strong leverage for the future.

Our net interest income has dropped more than it has for other banks because we were engaged in a very long process of improving the balance sheet, selling assets that didn’t meet our risk/reward parameters. During that time, our fee-based income has grown steadily, and we made big strides in our customer franchise.

Now that the balance sheet repositioning is essentially complete, we have good flexibility to take advantage of rising rates, and our businesses are continuing to grow. We think we’re in an excellent position looking forward.

With that, I’ll turn it back over to Jim.

Jim Rohr:	Thank you, Bill.

I’d like to conclude with a few words, first about the pending Riggs acquisition, and then about the outlook for 2005.

I know you have a lot of questions about Riggs. We’re obviously monitoring events there very closely and reviewing the ongoing developments in the context of our merger agreement, which you have. We’re still moving forward towards a closing near the end of the first quarter in 2005, although clearly many conditions need to be satisfied before that time.

Now as for the rest of the year 2005. Market and balance sheet positions we’ve created for ourselves have us feeling encouraged, as Bill said, about the future. Our chief economist, Stu Hoffman, predicts that GDP will grow 3.7% next year, that the Fed will continue raising rates with the Fed Funds rate finishing next year at 3.25. Stu has been particularly right about a number of these things, and if his track record holds true, we’ll have very good conditions to complement our very strong positioning.

We’re expecting net interest income to continue rising. We anticipate that earning assets will continue to increase as loan demand continues to grow. And we expect rising yields on our assets, as Bill reviewed. Clearly, we think the momentum we’ve built on the customer side and the fee-based businesses will continue as business initiatives I described take hold.

So we’re excited about executing our plan, and I think we are positioned to deliver on our growth objectives into ‘05.

All in all, we had a good third quarter. We saw strong growth in loans and deposits. We made gains in clients across our businesses. BlackRock continued its outstanding earnings performance. And PFPC performed well also, and we expect further improvements at PFPC.

And we did this while maintaining a moderate risk profile in a tough capital markets environment. So we’re very pleased with the quarter. And with that, we’d be very happy to take your questions.

Bill Callihan:	Operator, if you could give our callers the instructions?

Operator:	Yes, sir. At this time I would like to remind everyone, in order to ask a question please press star 1 on your telephone keypad.

We will pause for just a moment to compile the Q&A roster.

Your first question comes from Ed Najarian of Merrill Lynch.

Bill Callihan:	Morning, Ed.

Ed Najarian:	How are you all?

Bill Callihan:	Good.

Ed Najarian:	Good. Touched on Riggs briefly, but I’m wondering if you could just give us a couple of stakes in the ground in terms of what conditions Riggs has to meet for you to move forward with the deal, and what might be some things that might make you consider walking away. That’s question number one.

Question number two is, it seems like you’ve been talking for a few quarters now about being positioned for rising interest rates. Yet when you refer to securities gains in your press release, you sort of talk about a $15 million run rate as a normalized trend. And I’m wondering why you think you can continue to generate $15 million range of securities gains if rates are going to be rising. Thanks.

Jim Rohr:	Okay, I’ll take the first question, and then ask Bill to comment on the interest rate positioning.

With regards to Riggs, I believe you have the agreement that’s in place with all the various representations that need to be met before we would be able to arrive at a closing transaction.

There’s been a number of things announced that took place since that agreement was signed, and they really haven’t – they haven’t really come to fruition. So the position we’re in right now, I think, is one where we simply have to wait and watch the developments within Riggs. I don’t know exactly how they’ll come out. But I think it’s very important that we all understand the agreement and that we all, you know, just watch to see the development of the items that have been announced.

Ed Najarian:	Okay, so for the most part you’re saying then that those conditions have not yet been satisfied.

Jim Rohr:	Well, we never anticipated a closing until the end of the first quarter. So, you know, we’re moving toward that first quarter closing. And there’s been things announced since the date of the agreement, and I don’t know what the resolution of those items might be.

I really can’t tell you whether they’re in compliance with the agreement or not, because the closing wasn’t anticipated until next quarter – first quarter, end of first quarter.

Ed Najarian:	Well, maybe a better way to ask the question is this: is that transaction, in terms of getting the conditions satisfied, moving along at the pace that you had anticipated when you announced the deal? Or are things taking longer to come to fruition?

Jim Rohr:	I think things have been announced – new items have been announced – since the date of our agreement, as you well know. And we have to see how those play out, to see whether Riggs will or won’t be in compliance with the agreement. I think that’s why we just have to wait and see.

Ed Najarian:	Okay, thank you.

Jim Rohr:	Okay. Bill, could you comment on the…

Bill Demchak:	Sure. With respect to the security gains, you know, to be in position for rising rates, we have in fact had rising rates, although what we’ve seen is it’s been in the front end as they’ve – you know, it’s the Feds basically tightening – the long end has in effect rallied. So we’ve seen a big flattening.

One thing you have to realize is that we’re fairly active in repositioning the book, you know, as a result of the view we have on markets. So this quarter you saw us take the swaps off on the front end because we thought the front end was going to back up, and it did. And purchased securities that were slightly longer in a rallying market, which benefited us again.

So I guess where I’m going with this is, there’s enough activity in that portfolio in a given quarter that the notion that we would have $15 million of security gains, you know, looking outwards, isn’t unrealistic.

Now having said that, if you had a massive sell-off in rates, which we don’t necessarily expect, we could find ourselves in a situation where that would go away.

Ed Najarian:	Okay. So the $15 million really is – or that outlook is based on – ongoing activity sort of from a bit of a trading perspective in terms of how rates are moving intraquarter.

Bill Demchak:	Yes. I think that it would be a mistake to assume that, you know, we sort of just sit on the existing book and wait for something to happen to us. We’re reactive to, you know, changes throughout the quarter.

Ed Najarian:	Okay; thanks.

Bill Callihan:	Next question, please.

Operator:	Thank you; your next question comes from Nancy Bush of N.A.B. Research LLC.

Nancy Bush:	Good morning, Guys, how are you?

Jim Rohr:	Good, Nancy; how are you?

Nancy Bush:	Good. Couple of questions here. And I apologize. I came in a little bit late, was hanging on to the JPM call as long as possible. But did you comment, Jim or Bill, on new business trends at PFPC? I mean we’ve heard a lot in the last couple of quarters about taking expenses out. Could you just bring us up to date on new business?

And secondly, if you could comment on sort of the size and positioning of the derivatives book right now? I heard you say that you took it down. If you could just tell us a bit more about how you’re positioned.

Jim Rohr:	I would say that – I’ll answer, we’ll do the same tag team if it’s okay, Nancy?

Nancy Bush:	Sure.

Jim Rohr:	Sales trends continue to be good at PFPC. For the first six months we had more sales than we had all of last year. The third quarter was also good. I don’t have the details right here with me. But they made a – you know, they’ve made a great deal of progress as you know if you strip away the client credit that they had for the first half of the year, you know, we’ve taken a significant amount of cost out of the company.

We’ve added new business. Some of the new business that we’ve added doesn’t come on stream right away. As you know, it takes time once you get the award before you do the program and you actually incur expense in the front end before the revenue shows up.

So I think they’ve made a lot of progress. And we mentioned in the call that the earnings were flat for the quarter. And we expect PFPC’s earnings to improve in the fourth quarter. But being flat for the quarter, given that the capital markets, you know, were flat and the compression in some of the margins in certain of their businesses, certain of their products, you know, along with the loss of that credit, is a pretty spectacular performance I think by them. And we’re looking forward to continued improvement in the fourth quarter, as I mentioned.

Nancy Bush:	If I could just add onto that, Jim. You know, with sort of the consolidation in this business, and, you know, State Street becoming larger, are you finding that the clients that you’re attracting to PFPC are sort of a different segment? Or are you getting, you know, still getting the big clients as well as some of the smaller ones?

Jim Rohr:	No, we’re still getting the big clients. We’re pleased with, you know, how the large clients have worked out. You saw that we got General Electric – that was an announcement that was made. Wells Fargo announcement, the Strong announcement. Armada Funds. So we’ve continued to get the large customers. And small customers and hedge funds and separate account business, which actually has higher margins, continue to come in very nicely as well.

So it’s – you know, where you look at transfer agency, which is a lower margin business, you know, that’s a relatively stable business with some pressure on margin so you have to continue to take out the cost. But the fund accounting business, the higher margin business, and the separate account businesses, the subaccounting business, is doing particularly well with better margins.

So it’s, you know, it’s an evolutionary trend, as businesses evolve. And I think we’re in the higher margin part of that securities processing for mutual funds.

Nancy Bush:	Thank you.

Bill Demchak:	Just with respect to how we’re positioned with respect to interest rates, and I’ll talk to derivatives. The first thing is, we haven’t changed our position materially at all versus the second quarter. We’re still asset sensitive. What I was speaking to before was we had – as you know, to cover interest rate exposure that comes from our deposits, we can either buy fixed-rate securities or receive fixed on swaps.

During the third quarter, we basically removed 4.5 billion of the received fixed swaps, which were very short-dated – they were sort of a year and a half of maturity – and we replaced them with a billion nine or so of longer dated securities, simply because we had a view that the curve was going to flatten. Which in fact it did.

So our asset sensitivity hasn’t really changed. We just changed the composition of where we chose to invest the duration dollars.

Nancy Bush:	Could you just speak to where the duration was right now, for the on balance sheet book?

Bill Demchak:	It continues to be around 2.6 years for, you know, small changes in up or down rates. And then it’ll extend slightly with a, you know, big gap up or shorten slightly with a big gap down. But not a lot of mortgage risk, and still fairly short.

Nancy Bush:	Okay; thank you.

Bill Callihan:	Next question please?

Operator:	Thank you. Your next question comes from John Kline of Sandler O’Neill.

Jim Rohr:	Hi, John.

John Kline:	Whoa, guys. Sorry about that. You know, kind of given your economist forecast, isn’t it kind of tempting maybe to cheat a little bit more to the asset sensitive side? And have you folks – I just heard Bill say you really hadn’t changed it materially, but you know my question is, why not just, you know, drift a little bit more asset sensitive to enjoy, you know, better net interest income going forward?

Bill Demchak:	You know, at the end of the day, we’re not – we’re not in the business of making massive bets on interest rates. We do think rates are going to go higher. We’re positioned for that. But, you know, to put more of that at risk I think is just kind of contrary to the way that we run the company.

As asset sensitive as we’ve been, the net interest income picks up sort of in the out years appreciably. We have a lot of flexibility to react to whatever happens. But I think beyond that, given some of the uncertainties in the market, to make a bigger bet just isn’t who we are.

Jim Rohr:	On the corporate governance side, John, we’ve got parameters that we’ve set with the Finance Committee and the Board of Directors. And I think we’re well positioned within that range.

Bill Callihan:	Next question, please.

Operator:	Thank you. The next question comes from Denis Laplante of KBW.

Denis Laplante:	Good morning. Thank you. Several things. On the trading side, you had $16 million in revenues this quarter. If you take the average of the preceding four quarters, your run rate’s been about 29.

Two-part question: What do you think is a reasonable run rate? And second, could you kind of talk a little bit about if it’s more F/X, more fixed income, you know, you’re taking a lot of principal risk here.

Bill Demchak:	Sure. You know, the prior numbers are a more reasonable run rate. This quarter we had sort of falloff in trading from our capital markets activity, you know, small numbers. Hilliard Lyons, small numbers. The trading books within the balance sheet management group, small numbers.

We also this quarter had some shortfall or some loss associated with hedging the available for sale book. We basically had positions on in the trading book hedging against the balance sheet. The trading book lost its flow through the income statement, the balance sheet gains flow through OCI [other comprehensive income]. So I think, you know, go back to prior trends is, you know, adjusted for market volumes is probably the right way to think about it.

Denis Laplante:	Okay. And is it a little more geared towards fixed income bond versus F/X? Or could you give us a rough split?

Bill Demchak:	F/X is about seven million a quarter. And, you know, the rest of it’s kind of split between our client derivative business in bonds and, you know, we have a small amount of equity trading income coming out of Hilliard.

Denis Laplante:	Okay, great.

Related to the termination of the swaps, do you have any deferred gains from that? Was it hedging anything? So do you get that sort of treatment?

Bill Demchak:	Basically, gains or losses are sort of amortized through the remaining life of the swap. And they were fairly short dated and fairly close to par. So it’s…

Denis Laplante:	Okay, so it’s not a big impact.

Last question I have is, you know, the BlackRock numbers were soft this quarter. You talked – I didn’t have the benefit of listening to the BlackRock call this quarter. Could you talk about the shortfall in the performance fees, you know, what they were this quarter versus last, and was there anything else driving the fee numbers driving lower?

Bill Demchak:	I think performance fees, a large part of the performance fees come from their alternative investment strategy and their hedge funds. And they had a kind of blowout quarter the second quarter and less so this quarter. They also get performance fees from separate accounts, which are down quarter to quarter.

(unintelligible)

So I think one of the things you might pick up, just in terms of the income falloff quarter to quarter, if you remember they had a gain from the sale of Trepp in the second quarter. I don’t know if you were catching that or not in the numbers.

Denis Laplante:	Oh, that’s correct. But how much would that on a run rate of revenues?

Bill Demchak:	Trepp in the second quarter was $13 million.

Denis Laplante:	That was run rate. Thank you. Thanks a lot.

Bill Callihan:	You’re welcome. Next question?

Operator:	Thank you. Your next question comes from Kevin St. Pierre of Sanford Bernstein.

Bill Callihan:	Hi, Kevin.

Kevin St. Pierre:	Good morning. One question on each side of the balance sheet here. In terms of the loan portfolio. Year-to-date residential mortgage is up about 60%. Just wondering if you could comment on strategy. Has that been demand driven, and you’re going where the demand is? Or do you have a longer term strategy of increasing that? And B, as a part to this question, are you solely adding adjustable rate mortgages, or what are you adding?

Bill Demchak:	You have to remember that we are not per se in the residential business in terms of originating and holding loans from our clients. And what you see in our whole loan residential side is simply purchased third-party residential mortgages. And we buy those as opposed to securities when we think there’s relative value in the whole loans versus buying the securities outright.

They do typically mirror the same type of risk we would have in the securities book. And these are in fact adjustable rate, shorter duration mortgages.

Kevin St. Pierre:	Okay, great. And then on the other side, on deposits. Your deposit growth in the quarter was strong relative to some of what your peers have been reporting. I was wondering if you could tell me how much you think that is market driven, how much price driven, blocking and tackling, what do you think is driving your deposit growth?

Jim Rohr:	I think we’ve continued to move forward with our Chairman’s Challenge program, so the demand deposits on the consumer side are up $300 million, I think. We’ve got the CD business, we actually got back in that business for the first time in the last six months. We had not played in the CD space. And we put in some relationship pricing that’s turned out to be positive for us and CDs picked up.

On the wholesale side, we have a fair amount of increase in treasury management deposits. And then we also had – the one thing that Bill mentioned on the call is that we did have some – we had a prepay loan at Midland that increased the demand deposits a bit on the wholesale side.

So there was a kind of across the board, with perhaps the one-off Midland situation that’s probably not repeatable.

Bill Demchak:	The only thing I’d add to that, you know, you guys beat us up forever about the runoff in the CD book and deposit share. And we always said we could sort of get it back when we thought it made economic sense.

We’re not paying up for it, per se. We actually think, in a period of rising rates, you know, the sticky reset on those CDs and savings accounts will benefit us where they hurt us in falling rates. So that turning the switch back on in CDs and CD net growth is something that sort of is in line with our view on interest rates generally, and the way we’re positioned.

Jim Rohr:	You’ll see in the appendix, actually, that the savings accounts grew nicely. That was a product that we all but declared dead some years ago.

Kevin St. Pierre:	Okay, thank you.

Bill Callihan:	Next question please?

Operator:	Thank you. Your next question comes from Ed Najarian of Merrill Lynch.

Ed Najarian:	Morning again. Just to follow up. Gave a fairly bullish outlook in terms of net interest income growth in ‘05, mostly built around customer growth. I was just wondering, does that imply – I guess this question’s for Bill – a fairly stable margin versus where we are? Or could you give us some expectation on your margin outlook? Thanks.

Bill Demchak:	You know, I’m a lot less comfortable predicting the margin than I am sort of modeling out net interest income. But I think you’ll see margin expansion through ‘05. I just don’t know if you’ll see it necessarily at the same pace, or directly in line with the way we’ll grow income. There’s too many moving pieces in there. We focus on the income line, you know, with respect to our analytics.

Ed Najarian:	Okay. But it’s fair to say, sort of your best guess on the margin is stable to maybe up slightly over the next few quarters?

Bill Demchak:	Yes.

Ed Najarian:	Okay, thanks.

Bill Callihan:	Next question, please.

Operator:	Thank you. Your next question comes from Roger Lister of Dominion Bond Ratings Service.

Roger Lister:	Good morning. There’s a lot of concern about, you know, consumers being over-leveraged. Even Greenspan is talking about it. Do you see any signs of this? What’s happening to the credit quality in new applications?

Jim Rohr:	I would say that we have not seen signs of that. We’re not a big consumer lender, as you know. We’re not really in the credit card business. The home equity loan is the largest piece that we have. And we do a lot of FICO credit scoring on home equity loans. A significant portion of our portfolio is first mortgages.

And the credit performance has been outstanding. And we’re not in the sub-prime space really at all. So our credit quality has been rather extraordinary. It’s probably better than we’ve maybe ever seen it. And our charge-off ratio for our consumer loans are about half the industry average. So we’re probably not the best person to ask whether there’s any, you know, emerging trends in the consumer loan space.

Roger Lister:	What’s your outlook on the home equity side going forward into next year?

Jim Rohr:	Yes. Well, we feel pretty comfortable – very comfortable, frankly – with the portfolio that we have.

Also, the other thing is that most of our home equity loans are based upon values of homes that haven’t had a dramatic increase in price. Because the majority of our footprint doesn’t have some of the experience that people have seen in other regions.

Bill Demchak:	But it’s – you know, that product clearly continues to grow across the industry. It’s a consolidating product for consumer finance, given the tax deductibility. And, you know, we continue to see growth from our clients.

Roger Lister:	Okay, thank you.

Jim Rohr:	It’s interesting that we can actually track the payoff of car loans and credit card loans with draw downs in home equity loans.

Roger Lister:	Because you’re seeing the credit reports? Or because you can track down from your own loans?

Jim Rohr:	No. From the draw downs we know that our customers borrow under their home equity loan to pay off a higher rated credit card loan or a credit card advance or a car loan.

Bill Demchak:	Not our loans, though. Somebody else’s.

Roger Lister:	Are you concerned, though, that they might then go out and get another loan?

Jim Rohr:	We have their house. And we re-score – we have a routine re-scoring program for all of our customers.

Roger Lister:	What about your experience in terms of line usage? Is that sort of tracking to what you’d expect? I mean that always seems to be the risk, that in the downturn – which I don’t think we’re expecting – but in a downturn, you could get much higher line usage. Particularly the people who’ve got weaker credit.

Jim Rohr:	We’ve not seen any change in our utilization rate in that space.

Roger Lister:	Okay; thank you.

Bill Callihan:	Next question, please?

Operator:	Your next question comes from John McDonald at Banc of America Securities.

Bill Callihan:	Morning, John.

John McDonald:	Good morning. Just wondering if you could give us a sense of what you do view as a more normalized tax rate, Bill?

Bill Demchak:	Last quarter. They’re scribbling numbers. 33%.

John McDonald:	Okay. And in terms of Jim’s comments on the credit were helpful. How do you feel about the reserves at this point?

Bill Demchak:	You know, as you saw this quarter our charge-offs and provision were the same. Largely, you know, we continue to grow the loan book. We think that will continue. We think that, you know, the notion that we would have provision less than charges is probably behind us. But we do think that, you know, we’re going to continue to go through a period where charges are less than sort of through the cycle level that we talked about around 40 basis points.

So we’re going to be, you know, fourth quarter we’re going to look something like this quarter, I would expect.

John McDonald:	Okay, great. Thanks, guys.

Bill Callihan:	Thank you. Next question, please.

Operator:	Thank you; your next question comes from Joe Duwan of Fox-Pitt, Kelton.

Bill Callihan:	Hi, Joe.

Joe Duwan:	Yes, good morning. I noticed in the wholesale banking side that the commercial real estate related line was up a lot, 16% from the second quarter. Any color on reasons behind that?

Bill Demchak:	Yes. Basically REITs get put in there. And it’s a function of some new client activity, but also utilization is moving up. So real estate related is basically any line item that doesn’t have a direct mortgage against something that is affected by real estate. And that’s sort of utilization going up by REITs. And we had some more home-builder exposure.

Joe Duwan:	Thank you.

Bill Callihan:	Next question, please?

Operator:	Thank you. Your next question comes from Denis Laplante from KBW.

Denis Laplante:	Thanks.

Bill Callihan:	Yes, sir.

Denis Laplante:	Related to the 75 basis point move by the Fed so far. How much have you moved up your deposit rates?

Bill Demchak:	You know, I’d have to – our cost of funding, if we could dig it out of a table here. But practically, you know, the interest sensitive deposits, we have a money market product that just tracks, if you remember, exactly what sort of the top ten average funds paid. So it’s going to move up almost one for one. Savings accounts will be less. And CD rates, interestingly – this is kind of a surprise to me – actually fell quarter to quarter, in terms of the average rate paid on the whole portfolio of CDs. Just because we were still maturing our older higher-rate stuff.

So I’m comparing here.

You know, let’s – rather than pull it off the table, why don’t you get back to [Bill] Callihan and we’ll…

Denis Laplante:	We’ll talk.

Bill Demchak:	It’s in the supplement.

Denis Laplante:	No, I see. I see where the rates are. I was just wondering in general, have you deliberately lagged the move? How much – have you moved a third of the 75 basis points in general, or it’s been less than that?

Bill Demchak:	No, we assume, actually, in the way – maybe this is a helpful answer – in the way that we sort of model the balance sheet, we assume up to 75% sensitivity, for example, on savings accounts and CD rates and one to one with money markets. I think we’ve found that we can move a lot less than that.

So on our money market, for example, money market rates are up 20 basis points, I guess, on average through the quarter versus short term rates up 50 basis points.

Now that’s going to catch up. Because there’s a reset. You know, money funds have sort of 30 day duration, and so they’re a little bit slower at reset.

Denis Laplante:	That’s helpful; thank you.

Bill Callihan:	Next question?

Operator:	Thank you. Your next question comes from John McDonald with Banc of America Securities.

Bill Callihan:	Yes, John.

John McDonald:	Hi, guys. I’m back. Quick follow up. Last quarter you gave some expense guidance for the second half of the year. Is that still the way you feel about expenses going forward, and giving some color on what’s driving expense improvement?

Jim Rohr:	I think we have, and I mentioned to you, that we expect the second half of the year to be up slightly from the first half of the year. Not a lot different than what we had expected, you know, in the prior comments. We’ve got a number of initiatives going on, you know, to continue to take cost out of the system. And so, you know, we’re relatively comfortable with where we are.

John McDonald:	So the second half combined should be slightly lower than the first half, is that correct?

Jim Rohr:	No, slightly higher.

Bill Demchak:	Hang on. If you back out LTIP – you’ve got to kind of do pre (unintelligible). With LTIP it’s going to be higher. If you back out LTIP it will be slightly lower or flat.

The key issues, John, that we found ourselves in, is we have been hiring producers. And you’ll see that our comp lines have increased as we sort of get client-facing people on line. And some of those people have shown up in the market sensitive areas, you know, the brokers and so forth. And that’s hitting our expense rate a little bit more than we’d otherwise like, because the revenues haven’t come with it yet. Making a good investment, it just hasn’t materialized as yet.

John McDonald:	Okay. That’s helpful; thanks.

Bill Callihan:	Next question, please?

Operator:	Thank you. At this time there are no further questions. Mr. Callihan, are there any closing remarks?

Bill Callihan:	I have none other than just thank you for attending our call, and if you have any questions, give us a call on the IR team. We’ll be happy to take care of you.

Jim Rohr:	Thank you very much for joining us this morning.

Bill Demchak:	Thanks a lot.

Operator:	Thank you for participating in today’s PNC Financial Services Group Earnings Conference Call. You may now disconnect.

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